Exhibit 99.1

18 October 2004

James Hardie Committed To Solution

James Hardie is committed to achieving a sustainable long-term, compensation solution for asbestos disease sufferers as quickly as possible, Chairman, Meredith Hellicar said today.

Ms Hellicar said she was surprised at comments today from the ACTU that it was concerned about the progress of negotiations on a funding outcome which commenced two weeks ago.

“We are absolutely focused on getting an outcome as quickly as possible,” Ms Hellicar said.

“Our view is that to this point, discussions have been productive and there has been much goodwill demonstrated by all parties working to a solution, and that considerable and substantive progress has been made.”

“Given the complexity of the issues to be addressed I believe the progress is most encouraging”.

“We want an outcome that is not only acceptable to the ACTU and asbestos disease sufferers, but also one that can be supported by our shareholders and other parties that are vital to the ongoing success of the company.

“As a publicly listed company, James Hardie is obliged to meet its governance requirements. We believe we can do this and still reach an agreement within a realistic timeframe.”

Ms Hellicar said the development of a voluntary funding solution of the size being determined, to be sustainable by the company, must have the support of James Hardie’s debt and equity holders.

“A quick-fix is not going to meet the needs of this complex but historic opportunity”, she said.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 612 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

John Noble
Telephone: 612 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au

Facsimile: 612 8274 5218

www.jameshardie.com

Disclaimer
 Company statements can contain forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made

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